                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             CANISCO RESOURCES, INC.
             -------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0025 PER SHARE
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   137587-10-1
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                             Mr. Teddy L. Mansfield
                             3251 E. Kingsfield Road
                            Pensacola, Florida 32514
                                 (850)-477-6437
             ------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                         April 16, 1999, April 22, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 12


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                                                                    Page 2 of 12

CUSIP NO. 137587-10-1                                 SCHEDULE 13D
------------------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)

         Teddy L. Mansfield       S.S. # ###-##-####
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2        Check the Appropriate Box If a Member of a Group                                        (a) /   /
                                                                                                 (b) / x /
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3        SEC Use Only
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4        Source of Funds

         PF, SC
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5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
         /   /
------------------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         United States of America
------------------------------------------------------------------------------------------------------------------------------
Number of Shares Beneficially                                         7        Sole Voting Power
Owned by Each Reporting Person
with                                                                           168,000*
                                                                      --------------------------------------------------------
                                                                      8        Shared Voting Power

                                                                               354,870**
                                                                      --------------------------------------------------------
                                                                      9        Sole Dispositive Power

                                                                               168,000*
                                                                      --------------------------------------------------------
                                                                      10       Shared Dispositive Power

                                                                               0

------------------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         354,870**
------------------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   /   /
------------------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         13.9%
------------------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

         IN
------------------------------------------------------------------------------------------------------------------------------

*Represents (i) 156,000 shares of common stock, par value $.0025 per share ("Common Stock") of Canisco Resources, Inc. ("CRI") owned of record by Teddy Mansfield and (ii) 12,000 shares of Common Stock which Mr. Mansfield may be able to acquire pursuant to the MICI Warrant (as defined herein).

**Includes shares held by the Operating Team (as defined herein) who have filed a separate joint Schedule 13D. Mr. Mansfield disclaims beneficial ownership of the shares of Common Stock held by the Operating Team.



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                                                                    Page 3 of 12



                                  SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER.

                  The title of the class of equity securities to which this statement relates is the common stock, par value $.0025 per share (the "Common Stock"), of Canisco Resources, Inc., a Delaware corporation (the "Company" or "CRI"), which has its principal executive offices at 300 Delaware Avenue, Suite 714, Wilmington, Delaware 19801.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement on Schedule 13D is being filed by Teddy L. Mansfield ("Mr. Mansfield").

                  Mr. Mansfield's residence address is 3251 E. Kingsfield Road, Pensacola, Florida 32514. Mr. Mansfield's present principal occupation and employment is President of Mansfield Industrial Coatings, Inc. ("MICI"), a Mississippi corporation and wholly-owned subsidiary of the Company, located at 1325 W. Detroit Boulevard, P.O. Box 6205, Pensacola, Florida 32503. MICI provides industrial services including painting, insulation, tank lining, fireproofing and lead and asbestos abatement.

                  During the last five years, Mr. Mansfield has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  Mr. Mansfield is a citizen of the United States of America and a resident of the State of Florida.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  This statement is being filed as a result of (i) the acquisition by Mr. Mansfield of shares of Common Stock and the MICI Warrant (as defined below) pursuant to the MICI Agreement (as defined below) and (ii) an agreement among Mr. Roger Gossett, Ms. Cathey Perkins, Ms. Leeann Olson, Ms. Patti Talcott, Mr. Joe Olexovitch, Mr. Oscar Rickman, Mr. Jimmy Shurouse, Mr. Jason Strength, Mr. Mike Moore, Mr. Thomas Wickham and Mr. R. Dean Mansfield, (collectively, the "Operating Team") and Mr. Mansfield to vote their shares of Common Stock in favor of the transactions contemplated by the Securities Purchase Agreement (as defined below).

                  A. As previously reported by the Company on a Current Report on Form 8-K, Securities and Exchange Commission (the "Commission") file number 0-12293, dated April 22, 1998



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                                                                    Page 4 of 12

and filed with the Commission on May 7, 1998 (the "Form 8-K"), the Company purchased all of the issued and outstanding shares of common stock of MICI from its two shareholders, Mr. Mansfield and R. Dean Mansfield. The shares of MICI common stock were acquired pursuant to a Stock Purchase Agreement dated April 22, 1998 (the "MICI Agreement") among MICI, the Company, Mr. Mansfield and R. Dean Mansfield. The Company filed the MICI Agreement as Exhibit 1 to the Form 8-K, and the MICI Agreement is incorporated herein by reference in its entirety from the Form 8-K. The purchase price for the shares of MICI common stock was $6,560,223 in cash, 250,000 fully paid and nonassessable shares of the Common Stock, and warrants to purchase up to 100,000 shares of Common Stock at a purchase price of $2.625 per share.

                  The consideration payable pursuant to the MICI Agreement also included a contingent amount (the "Earnout") in the maximum amount of $750,000. The amount of the Earnout is to be determined by a formula more fully set forth in Section 2.2.3 of the MICI Agreement and is based upon the extent to which Income Before Tax (as defined in the MICI Agreement) of MICI exceeds certain targets for each of the three fiscal years commencing April 1, 1998, 1999 and 2000.

         The consideration paid by the Company was divided 60% to Mr. Mansfield and 40% to R. Dean Mansfield, and the contingent Earnout is in the same proportion. In connection with the MICI Agreement, Mr. Mansfield received 150,000 shares of Common Stock and one warrant (the "MICI Warrant") (exercisable for up to 60,000 shares of Common Stock upon the occurrence of certain events) issued in connection with the Company's purchase of MICI. The MICI Warrant is attached as Exhibit 2 to the Form 8-K and the MICI Warrant is incorporated herein in its entirety by reference from the Form 8-K. The exact number of shares of Common Stock for which the MICI Warrant is exercisable depends on a comparison of Income Before Tax of MICI and Budgeted Income Before Tax (as defined in the MICI Agreement) of MICI (as discussed below).

         The MICI Warrant is exercisable in five non-cumulative installments, with the number of shares of Common Stock purchasable in each installment to be based upon the extent to which Income Before Tax of MICI compares with the Budgeted Income Before Tax of MICI. For purposes of the MICI Warrant, Income Before Tax means the net profit of MICI, or its successor, after substantially all expenses (including reserves for doubtful accounts, anticipated losses, and accruals for bonuses, insurance and liabilities) except income taxes on the earned revenue. Budgeted Income Before Tax means the amount of budgeted income for MICI as established by board of directors of MICI and approved by the Board of Directors of the Company (the "Board") prior to the commencement of each fiscal year. The installments are based on the five fiscal years ended March 31, starting with the fiscal year ended March 31, 1999 and ending with the fiscal year ended March 31, 2003 (each a "Fiscal Year" and, together, the "Fiscal Years").

         Pursuant to the MICI Warrant, if Income Before Tax exactly equals Budgeted Income Before Tax in each of the Fiscal Years, then the MICI Warrant will be exercisable for 60,000 shares of Common Stock, or 12,000 shares of Common Stock in each installment. If Income before Tax is less than Budgeted Income Before Tax for any of the Fiscal Years, then the number of shares of Common Stock for which the MICI Warrant shall be exercisable for that particular installment shall be less than



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                                                                    Page 5 of 12

12,000 shares of Common Stock, the exact number to be determined by the scale set forth in the table located at Article I, Section 1.2(iii) of the MICI Warrant. Furthermore, if the Income Before Tax for any Fiscal Year is more than 100% of the Budgeted Income Before Tax, the number of shares of Common Stock covered by the installment for that Fiscal Year shall be 12,000 shares of Common Stock, increased by the percentage by which Income Before Tax exceeds Budgeted Income Before Tax. The maximum number shares of Common Stock for which the MICI Warrant is exercisable is 60,000 shares of Common Stock. The exercise price for the MICI Warrant is $2.625 per share of Common Stock.

         Pursuant to the MICI Warrant, the Company is obligated to advise Mr. Mansfield in writing of the Budgeted Income Before Tax and the Income Before Tax promptly after such amounts have been determined for each applicable Fiscal Year. The exercise period for the MICI Warrant is within thirty (30) days after the date on which the written statement showing Budgeted Income Before Tax and Income Before Tax (the "Income Statement") has been delivered to Mr. Mansfield. At the time of the filing of this Schedule 13D, the Company had not provided Mr. Mansfield the Income Statement, therefore, Mr. Mansfield is currently unable to exercise any installment of the MICI Warrant. The Company, however, is expected to provide Mr. Mansfield the Income Statement and, therefore, upon delivery of the Income Statement Mr. Mansfield may be able to purchase a number of shares of Common Stock greater than, less than or equal to 12,000, the exact number to be determined upon the completion of the Income Statement. The MICI Warrant also provides that, notwithstanding anything contrary contained therein, if the right to exercise any installment is not exercised within sixty (60) days after Mr. Mansfield has been advised of the Budgeted Income Before Tax and the Income Before Tax, then the right to exercise that installment shall lapse and the shares of Common Stock covered by such installment shall no longer be subject to purchase under the MICI Warrant.

         The description herein of the MICI Agreement and the MICI Warrant are qualified in their entirety by reference to the actual agreements.

                  B. In addition to the foregoing and as discussed more fully under Item 4, "Purpose of Transaction" below, Mr. Mansfield currently intends to become a limited partner of SCC Investment I, L.P., a Texas limited partnership ("SCC I") which, pursuant to a Securities Purchase Agreement dated as of April 16, 1999 (the "Securities Purchase Agreement") among SCC I, Sterling City Capital, LLC ("Sterling City") and the Company, has agreed to purchase (i) 80,000 shares of the newly created 7 1/2% Series A Redeemable Convertible Preferred Stock, par value $1.00 per share, of the Company (the "Series A Preferred Stock") and (ii) a Series A Investment Incentive Warrant (the "Warrant") representing the right to purchase 11% of the fully diluted shares of Common Stock. The purchase price for the 80,000 shares of Series A Preferred Stock and the Warrant is $8,000,000 in cash. Within twelve months after the closing of the transactions contemplated by the Securities Purchase Agreement, the Company may require SCC I, subject to the terms and conditions set forth in the Securities Purchase Agreement, to purchase an additional 20,000 shares of Series A Preferred Stock at a purchase price of $100 per share. For an addition description of the Series A Preferred Stock and the Warrant, see Item 4, "Purpose of Transaction" below, which is incorporated herein by reference.

ITEM 4.           PURPOSE OF TRANSACTION.

         The shares of Common Stock and the MICI Warrant acquired by Mr. Mansfield pursuant to the MICI Agreement were acquired for, relate to, and were being held for investment purposes.

Because Mr. Mansfield has agreed to vote in favor of the transactions contemplated by the Securities Purchase Agreement, Mr. Mansfield has changed his intent with respect to his investment in CRI to hold shares of Common Stock of CRI for investment purposes and to influence the management and policies of CRI. In addition, to the extent that Mr. Mansfield agrees to become a limited partner of SCC I, and to be considered as a nominee to the Board, Mr. Mansfield's intent also will be to influence the management and policies of CRI. Mr. Mansfield intends to review continuously his equity interest in the Company and his intentions with respect thereto. Depending upon Mr. Mansfield's evaluations of the Company's business and prospects and his intentions with respect thereto, and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, money and stock market conditions, and general economic conditions), Mr. Mansfield may from time to time purchase shares of Common Stock in addition to those shares of Common Stock which Mr. Mansfield intends to acquire pursuant to the exercise of the MICI Warrant, dispose of all or a portion of the shares of Common Stock, or cease buying or selling shares of Common Stock. Any additional purchases of the shares of Common Stock may be direct or indirect or may be in open market or privately-negotiated transactions, or otherwise.

         Securities Purchase Agreement. On April 16, 1999, SCC I, Sterling City and CRI entered into the Securities Purchase Agreement whereby SCC I has agreed to purchase from CRI, and CRI has agreed to sell to SCC I, (i) 80,000 shares of Series A Preferred Stock and (ii) the Warrant contingently exercisable into 11% of the total Common Stock of CRI, on a fully-diluted basis upon the satisfaction of certain financial targets for consideration consisting of $8,000,000 in cash (the Series A Preferred Stock and the Warrant are collectively referred to herein as the "Purchased Securities"). The Securities Purchase Agreement also provides that for the twelve months following the closing of the purchase and sale of the Purchased Securities (the "Initial Closing"), CRI has the discretion to issue and sell up to an additional 20,000 shares of Series A Preferred Stock, which SCC I must purchase, for cash consideration consisting of $100.00 per share of Series A Preferred Stock. The Securities Purchase Agreement also contains customary representations and warranties, indemnification provisions and provisions intended to limit Mr. Mansfield's obligations and liabilities to CRI.

         The right to purchase the Purchased Securities was the result of negotiated transactions with CRI. SCC I intends to acquire the Purchased Securities as an investment which will be subject to the terms of the Securities Purchase Agreement. By reason of its rights to representation on the Board of Directors of CRI as more fully discussed below and the voting rights related to the Series A Preferred Stock, SCC I expects that it will be able to influence the management and policies of CRI. SCC I may, subject to the terms of applicable securities laws, market conditions and its assessment of the business prospects of CRI, acquire additional shares of Series A Preferred Stock of CRI or Common Stock of CRI from time to time in open market purchases or otherwise, as it determines in its sole discretion. SCC I has not (i) determined whether it will acquire additional shares of Series A Preferred Stock of CRI or whether it will acquire additional shares of Common Stock of CRI or (ii) determined whether it may be willing to invest any additional amount of money in CRI, other than as described above with respect to CRI's right to issue up to 20,000 additional shares of Series A Preferred Stock for a maximum of $2,000,000.

         The Securities Purchase Agreement, the Certificate of Designation (as defined below) and the Warrant are each attached as exhibits to this Statement on Schedule 13D, are incorporated herein by reference and the summaries of the terms of such agreements are qualified by reference to the actual agreements.

         Certificate of Designation. Pursuant to the Certificate of Designation, Preferences and Rights of 7 1/2% Series A Redeemable Convertible Preferred Stock of CRI (the "Certificate of Designation"), upon issuance, any and all of the shares of Series A Preferred Stock held by SCC I are convertible at any time, at the option of SCC I, into shares of Common Stock at the initial conversion price of $3.00 per share (the "Initial Conversion Price"), subject to customary antidilution provisions. The number of shares of Common Stock issuable upon conversion of the 80,000 shares of Series A Preferred Stock was determined by dividing $8,000,000 by the Initial Conversion Price.

         Under the Certificate of Designation, shares of Series A Preferred Stock accrue dividends at the rate of $7.50 per share per year which are payable quarterly in cash. At CRI's election, any dividend may be paid in additional shares of Series A Preferred Stock; however, SCC I may request that 40% of any dividend payable in additional shares of Series A Preferred Stock be paid in cash. Dividends on the Series A Preferred Stock are paid when, as and if declared by the Board. Dividends which accrue but are not paid, will accrue additional dividends in respect thereof compounded annually at the rate of 7 1/2% per year. Dividends on the shares of Series A Preferred Stock are payable in years three though five only upon satisfaction of certain financial targets. CRI has the right, after three years, to redeem shares of the Series A Preferred Stock at $100 per share, plus accrued but unpaid dividends, or convert shares of Series A Preferred Stock into Common Stock, if the market price of the Common Stock achieves $6.00 per share (subject to dilution adjustments). CRI must redeem the Series A Preferred Stock after five years.

         The Certificate of Designation also provides that during such time as the Series A Preferred Stock is outstanding, the Board will consist of not less than nine directors. At the Initial Closing, the Board will be increased from 6 directors to 9 directors and pursuant to the Certificate of Designation, SCC I will be entitled to elect 6 directors. Initially, the method for electing directors to the Board will be such that the holders of record of shares of Common Stock, voting together as a single class, will be entitled to elect 3 directors (the "Common Stock Directors") and SCC I, voting as a separate class, will be entitled to elect 6 directors (the "Series A Preferred Stock Directors"). Two of the six directors to be elected by SCC I will be persons selected by the Operating Team, Mr. Mansfield and employees of CRI's subsidiaries who are or who become limited partners of SCC I, and Mr. Mansfield could be one of the individuals elected as a director of CRI. To the extent that Mr. Mansfield becomes a director of CRI, Mr. Mansfield will be able to influence the management and policies of CRI. SCC I's right to elect the Series A Preferred Stock Directors may be reduced in future periods in the event that shares of Series A Preferred Stock are converted into Common Stock or are otherwise transferred by SCC I. As shares of Series A Preferred Stock are converted into Common Stock or redeemed by CRI, the holders of Common Stock will be entitled to elect additional directors.

         Pursuant to the Securities Purchase Agreement and the Certificate of Designation, upon the occurrence of the Initial Closing, SCC I will own 80,000 shares of Series A Preferred Stock and will be entitled to vote together with the holders of Common Stock on all matters to be voted on by CRI's holders of Common Stock. When voting together with the holders of Common Stock on any matter, each share of Series A Preferred Stock will be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred Stock is convertible (initially based on the Initial Conversion Price) as of the record date for such vote. As such, the shares of Series A Preferred Stock purchased by SCC I at the Initial Closing will represent 2,666,666 shares of Common Stock.

         Further, under the Certificate of Designation, so long as any shares of Series A Preferred Stock are outstanding, the holders of a majority of the Series A Preferred Stock voting separately as a class, and the consent of SCC I shall be required before CRI may (i) amend or alter CRI's Certificate of Incorporation, in a manner adverse to the holders of Preferred Stock; (ii) issue additional shares of CRI Common Stock, or its equivalent, in excess of 20% of the Common Stock then outstanding; (iii) incur debt in excess of 20% of then outstanding indebtedness (for such purposes any undrawn indebtedness under CRI's credit agreement shall be deemed to be outstanding); (iv) sell all or substantially all of the assets; (v) voluntarily liquidate CRI; (vi) any other act on which the holders of Series A Preferred Stock would be entitled by law to vote separately as a class; or (vii) issue any security ranking junior to or on a parity with the Series A Preferred Stock.

         Warrant Certificate. The Warrant is not immediately exercisable and will not be exercisable until CRI's revenues exceed $200 million and historical EBITDA (earnings before interest, taxes, depreciation and amortization) exceeds $12 million during any historical trailing 12 month period. Upon satisfaction of such conditions, the Warrant will then become exercisable into 11% of the total Common Stock of CRI, on a Fully-Diluted basis, as described in the Warrant, as of the date the Warrant first become exercisable. The Warrant expires on the seventh anniversary of its issuance, irrespective of whether the Warrant was exercisable. Shares of Common Stock issuable upon exercise of the Warrant have not been included in the shares reported as owned by Mr. Mansfield.

         Sterling City and Messrs. T. Mansfield, Gossett, Snyder and D. Mansfield have entered into a letter agreement with SCCI to fund, as partners in SCCI, amounts require in order for SCCI to meet its obligations to CRI under the Securities Purchase Agreement.

         The transaction contemplated in this Item 4 will result in a change of control of CRI. Specifically, the Series A Preferred Stock to be purchased by SCC I at the Initial Closing will represent 2,666,666 shares of Common Stock, and SCC I will be entitled to vote together with the holders of Common Stock on all matters to be voted on by CRI's holders of Common Stock. Based on information contained in the Form 10-Q of CRI for the quarterly period ended December 31, 1998 as to the number of shares of Common Stock outstanding, SCC I's ownership of the 2,666,666 shares of Common Stock underlying the Series A Preferred Stock will represent 51.3% of CRI's Common Stock. By reason of SCC I's rights to representation on the Board of Directors of CRI and the voting rights related to the Series A Preferred Stock, as more fully discussed above, the agreement among the Operating Team and Mr. Mansfield to vote in favor the Securities Purchase Agreement reflects Mr. Mansfield's acknowledgment that SCC I will be able to influence the management and policies of CRI.

         It is expected that Mr. Mansfield, together with the Operating Team and Sterling City and certain other investors, will invest in SCC I and that SCC I will use the proceeds of those investments in order to effect the consummation of the transactions contemplated by the Securities Purchase Agreement. In connection with the Initial Closing, Ralph A. Trallo, the current President and Chief Executive Officer of CRI, will continue his employment with CRI as a consultant and will become Vice Chairman of the Board of Directors of CRI. It is currently expected that upon the Initial Closing, Mr. C. Byron Snyder will become Chief Executive Officer of CRI. In addition, it is currently expected that at the Initial Closing, Mr. Roger Gossett, who serves as President and Chief Executive Officer of Cannon Sline, an operating subsidiary of CRI, will become President and Chief Operating Officer of CRI. Also, pursuant to the terms of the Securities Purchase Agreement and the Certificate of Designation, (i) the Board will be increased to nine members; (iii) three members of the existing Board will resign; and (iii) the holders of the Series A Preferred Stock will elect six of the nine members of the Board of Directors of CRI.

         SCC I intends to assist management of CRI with executing a growth strategy involving selective acquisitions and focusing on internal growth opportunities.

         The Board has approved the acquisition of shares of Series A Preferred Stock and the Warrant (and underlying Common Stock) by SCC I for purposes of
Section 203 of the Delaware General Corporation Law.

         Mr. Mansfield disclaims beneficial ownership of the shares of Common Stock (i) held by members of the Operating Team and (ii) to be acquired by SCC I.

         Other than as described in this Statement on Schedule 13D, Mr. Mansfield has no plans to effect:

         (a) the acquisition by any person of additional securities of CRI, or the disposition of securities of CRI;

         (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CRI or any of its subsidiaries;

         (c) a sale or transfer of a material amount of the assets of CRI or any of its subsidiaries;

         (d) any change in the present Board or management of CRI, including any change in the number or term of directors or the filling of any vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of CRI;

         (f) any other material change in CRI's business or corporate structure;

         (g) any change in CRI's certificate of incorporation, bylaws, or instruments corresponding thereto or any other actions which may impede the acquisition of control of CRI by any person;

         (h) the delisting of any class of securities of CRI from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (i) any class of equity securities of CRI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any action similar to those enumerated above.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         As of the date hereof, Mr. Mansfield has the power to vote, direct the vote, dispose of or direct the disposition of (i) the 156,000 shares of Common Stock he holds of record and (ii) the shares of Common Stock for which the MICI Warrant is currently exercisable, which amounts to 12,000 shares of Common Stock. In addition, Mr. Mansfield has the right to acquire 48,000 shares of Common Stock pursuant to the MICI Warrant upon the occurrence of certain events. At this time, the total number of shares of Common Stock Mr. Mansfield has the sole power to vote and dispose is 168,000 (which excludes the 48,000 shares of Common Stock under the MICI Warrant because the MICI Warrant is not currently exercisable for those shares). Based upon the Company's filing on Form 10- Q on February 12, 1999, as of December 31, 1998 there were 2,526,565 shares of Common Stock outstanding. If Mr. Mansfield exercised the first installment of the MICI Warrant for 12,000 shares of Common Stock, there would be 2,538,565 shares of Common Stock outstanding and Mr. Mansfield would have sole voting and disposition power over 6.6% of the outstanding shares of Common Stock. In addition, the MICI Warrant may become exercisable for another 48,000 shares of Common Stock. There are no other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock owned by Mr. Mansfield.

         By virtue of the agreement described under Item 3, Mr. Mansfield and the Operating Team have agreed to vote their shares of Common Stock in favor of the transactions contemplated by the Securities Purchase Agreement. Therefore, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, Mr. Mansfield may be deemed to beneficially own 354,870 shares of Common Stock, including (i) the 186,870 shares of Common Stock owned by the Operating Team, who have filed a separate Schedule 13D and (ii) the 168,000 shares of Common Stock owned Mr. Mansfield, collectively, representing 13.9% of the outstanding shares of Common Stock (assuming Mr. Mansfield has exercised the MICI Warrant for 12,000 shares of Common Stock). Furthermore, SCC I, of which Mr. Mansfield currently intends to become a limited partner, has the right to acquire additional shares of CRI's Common Stock by virtue of the Warrant, which, upon the satisfaction of certain financial conditions by CRI during any historical trailing 12 month period, is exercisable into

11% of the total Common Stock of CRI, on a fully-diluted basis and may be required to purchase an addition 20,000 shares of Common Stock pursuant to the terms of the Securities Purchase Agreement. Other than the 168,000 shares of Common Stock owned by him, Mr. Mansfield disclaims beneficial ownership of the shares held by the Operating Team or to be acquired by SCC I.

         Other than the transactions described herein, Mr. Mansfield has not effected any transactions in the Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except for (i) the agreements described in the Schedule 13D filed by certain members of management of CRI's subsidiaries; (ii) the arrangements set forth in the Limited Partnership Agreement of SCC I; and (iii) the agreements described in response to Items 3, 4 and 5, to the best knowledge of Mr. Mansfield, there are no contracts, agreements, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to the securities of CRI, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          1 Securities Purchase Agreement dated as of April 16, 1999 among SCC I, Sterling City and the Company.

          2 Certificate of Designation with respect to the Series A Preferred Stock, filed as Exhibit A to the Securities Purchase Agreement filed herein as Exhibit 1.

          3 Series A Investment Incentive Warrant, filed as Exhibit B to the Securities Purchase Agreement filed herein as Exhibit 1.

          4 The Stock Purchase Agreement dated April 22, 1998 among the Company, MICI, Mr. Mansfield and R. Dean Mansfield, incorporated by reference from the Current Report on Form 8-K dated April 22, 1998 and filed with the Securities and Exchange Commission, Commission File No. 0-12293.

          5 Stock Purchase Warrant dated April 22, 1998 between the Company and Mr. Mansfield, incorporated by reference from the Current Report on Form 8-K dated April 22, 1998 filed with the Securities and Exchange Commission, Commission File No. 0-12293.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 1999


                                             Teddy Mansfield

                                             /s/ TEDDY MANSFIELD
                                             -----------------------------------

                               INDEX TO EXHIBITS

    Exhibit No.                          Description
    -----------                          -----------

         1 Securities Purchase Agreement dated as of April 16, 1999 among SCC I, Sterling City and the Company.

         2 Certificate of Designation with respect to the Series A Preferred Stock, filed as Exhibit A to the Securities Purchase Agreement filed herein as Exhibit 1.

         3 Series A Investment Incentive Warrant, filed as Exhibit B to the Securities Purchase Agreement filed herein as Exhibit 1.

         4 The Stock Purchase Agreement dated April 22, 1998 among the Company, MICI, Mr. Mansfield and R. Dean Mansfield, incorporated by reference from the Current Report on Form 8-K dated April 22, 1998 and filed with the Securities and Exchange Commission, Commission File No. 0-12293.

         5 Stock Purchase Warrant dated April 22, 1998 between the Company and Mr. Mansfield, incorporated by reference from the Current Report on Form 8-K dated April 22, 1998 filed with the Securities and Exchange Commission, Commission File No. 0-12293.